

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2017

Via E-mail
Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

> **Re: Gold Lakes Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2016**
> **File No. 333-210675**
> **Form 10-K for Fiscal Year Ended July 31, 2016**
> **File No. 000-52814**

Dear Mr. Vallos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2016 letter.

Executive Compensation, page 49

1. We note your response to our prior comment 7. We also note that you indicate in the Certain Relationships section that during the fiscal year ended July 31, 2016 you paid Mr. Vallos approximately $31,000 in consulting fees. Please revise your Summary Compensation table to reflect the consulting fees paid to Mr. Vallos or advise us why those fees do not need to be reflected in Summary Compensation table. See Item 402 of Regulation S-K.

Index to the Financial Statements, page F-1

2. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendment over 30 days.

Unaudited Financial Statements for the Nine Months Ended April 30, 2016
Notes to Financial Statements
5. Convertible Notes Payable, page F-9

3. We have reviewed your response to comment 11 noting you incorrectly accounted for the convertible notes in the quarter ended January 31, 2016 and corrected your accounting in the quarter ended April 30, 2016. Please provide us with a detailed discussion of how you considered the guidance in FASB ASC 250.

Form 10-Q for the quarter ended October 31, 2016

Exhibit 31.1

4. Please confirm in your response that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. Please note you still refer to the company as a small business issuer.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP